FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Green,             G.                Richard
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   (Last)            (First)            (Middle)

   Sussex House,
   Quarry Lane
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                     (Street)

   Chichester,         West Sussex      P019 2PE
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Allied Healthcare International Inc.
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   July 2002
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Common Stock              7/25/02     J(1)            57,995     A        $9.03(2)     60,995(3)           D
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Common Stock              7/25/02     J(1)             1,819     A        $9.03(4)      1,819              I             (5)
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Common Stock                                                                            2,600              I             (6)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one person, see instruction 4(b)(v).



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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Series A
Convertible
Preferred                                                                 Common
Stock       1-for-1   7/25/02   J(1)     17,440         Immed.  12/17/08  Stock   17,440  $4.52(7)   17,440       I         (5)
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

Explanation of Responses:


(1) On July 25, 2002, Allied Healthcare International Inc. (the "Company") consummated a reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK"). The Reorganization was effected pursuant to a Master Reorganization Agreement (the "Reorganization Agreement"), dated as of April 24, 2002, as amended, among the Company, Allied Healthcare (U.K.), TWUK and certain of the investors in such subsidiaries. In the Reorganization, equity interests in TWUK and subordinated promissory notes (and payment in kind interest thereon) of Allied Healthcare
(UK) were exchanged for, among other things, shares of Common Stock of the Company or shares of Series A Convertible Preferred Stock of the Company.

(2) In the Reorganization, holders of the redeemable warrants of TWUK exchanged their redeemable warrants for shares of Common Stock of the Company using a "net exercise method" described in the Reorganization Agreement. Each redeemable warrant held jointly by Mr. Green and his wife, Sarah Green, had an exercise price of (pound)1.05 and was exercisable to purchase one ordinary share of TWUK. Each ordinary share was assigned a value of (pound)2.00 in the Reorganization Agreement. Thus, in the Reorganization, Mr. and Mrs. Green exchanged 350,000 redeemable warrants with an exercise price of

(pound)1.05 per warrant and exercisable for 350,000 ordinary shares of TWUK with a value of (pound)2.00 per ordinary share (or an aggregate spread of (pound)332,500 ($523,821 as of July 25, 2002)) for 57,995 shares of Common Stock of the Company, implying a purchase price of $9.03 per share.

(3) Excludes (a) 5,000 shares of Common Stock issuable upon the exercise of options held by Mr. Green, all of which have vested, (b) shares of Common Stock owned indirectly by Mr. Green and (c) shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock of the Company.

(4) In the Reorganization, Allied Healthcare (UK) satisfied accrued and unpaid payment in kind interest that it owed to Orion Nominees Limited, an affiliate of Mr. Green, in respect of the subordinated promissory note held by Orion Nominees Limited by the issuance of a funding note in the amount of such accrued and unpaid interest, less withholding taxes. As part of the Reorganization, the funding note issued to Orion Nominees Limited was exchanged for shares of Common Stock of the Company. Thus, in the Reorganization, accrued and unpaid interest in the amount of (pound)13,035, less withholding taxes of (pound)2,607, or a net amount of (pound)10,428 (approximately $16,428 as of July 25, 2002) that Allied Healthcare (UK) owed to Orion Nominees Limited was satisfied by the issuance of a funding note, which in turn was exchanged for 1,819 shares of Common Stock of the Company, resulting in a purchase price of $9.03 per share of Common Stock.

(5) By Orion Nominees Limited, an affiliate of Mr. Green.

(6) By Sarah Green, the wife of Mr. Green. Mr. Green disclaims beneficial ownership of such shares.

(7) In the Reorganization, Orion Nominees Limited, an affiliate of Mr. Green, exercised 50,000 equity warrants of TWUK, paying the exercise price thereof through the tender of subordinated promissory notes of Allied Healthcare (UK) in the principal amount of (pound)50,000 (approximately $78,770 as of July 25, 2002), and received 50,000 ordinary shares of TWUK. Each such ordinary share was exchanged in the Reorganization for 0.3488 shares of Series A Convertible Preferred Stock of the Company. Accordingly, Orion Nominees Limited was issued 17,440 shares of Series A Convertible Preferred Stock in the Reorganization at a purchase price of $4.52 per share of Series A Convertible Preferred Stock.



                        /s/ G. Richard Green                  8th August 2002
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                  **Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).